SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                            September 23, 2003


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 23 September 2003 re: Directorate Change


140/03                                   23 September 2003

BOARD CHANGES AT LLOYDS TSB GROUP PLC

The board of Lloyds TSB Group today announced the appointment of Archie Kane as the new Group Executive Director, Insurance and Investments from 1 October 2003. He will also become the Chief Executive of Scottish Widows from the same date. Mike Ross, the current Chief Executive of Scottish Widows will leave the Lloyds TSB Group board and the board of Scottish Widows on 30 September after nearly 40 years with Scottish Widows.

These changes are part of a restructuring of the executive team to support the strategy outlined by the Group Chief Executive at the interim results. Building on the strong Scottish Widows brand and the growing IFA business built up under Mike Ross - the emphasis of these changes is to look to the future and to implement the new plan for Scottish Widows.

Archie Kane has held a range of senior appointments within Lloyds TSB including retail financial services with involvement in life and pensions, savings and investments, and general insurance. He was project director for the post-merger integration of Lloyds and TSB. Archie Kane was appointed Group Executive Director, IT and Operations on 1 January 2000 and is a Scottish Chartered Accountant.

Eric Daniels, Group Chief Executive of Lloyds TSB, said: "Archie Kane has an exceptional track record in the financial services industry. We have a clear five year plan for Scottish Widows which Archie Kane has the wide financial services experience to implement - along with the excellent team that Mike Ross has built during his many years as Chief Executive of Scottish Widows."

Mike Ross was appointed Deputy Group Chief Executive of Lloyds TSB in March 2000 following the merger with Scottish Widows. He started his career in 1964 with Scottish Widows and has given a life-time of service to the life assurance industry including a period as Chairman of the Association of British Insurers.

                                                                       ..../more

BOARD CHANGES AT LLOYDS TSB GROUP PLC ..../2

Maarten van den Bergh, Chairman of Lloyds TSB, said: "Mike Ross has been a leading figure in the industry for two decades. His contribution to development and modernisation - not only of Scottish Widows but of the life and pensions industry in the UK - has been unmatched."

Chris Wiscarson will take on the previous responsibilities of Archie Kane as Director of Group IT & Operations and will join the executive committee but will not be a member of the Group board. He joined the board of the publicly quoted Lloyds Abbey Life in 1990 as European Director. In 1991 he took over as Group Finance Director and was appointed Managing Director of Black Horse Financial Services in 1993, heading the merger of Black Horse Financial Services and TSB Life in 1998. He took over his current role as Managing Director, International Banking in June 2000.

Mike Ross will be compensated in line with his contractual entitlement.

                                    - ends -

Full biographical details of Mike Ross, Archie Kane and Chris Wiscarson are available.


For further information:

Investor Relations

Michael Oliver          +44 (0) 20 7356 2167

Director of Investor Relations

E-mail: michael.oliver@ltsb-finance.co.uk

Ian Gordon                                             +44 (0) 20 7356 1264

Senior Manager, Investor Relations

E-mail: ian.gordon@ltsb-finance.co.uk

Media

Terrence Collis                                        +44 (0) 20 7356 2078

Director of Group Corporate Communications

E-mail: terrence.collis@lloydstsb.co.uk

Mary Walsh                                             +44 (0) 20 7356 2121

Head of Media Relations

E-mail: mary.walsh@lloydstsb.co.uk

                                                                       .../more


BOARD CHANGES AT LLOYDS TSB GROUP PLC ..../3


FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.
  Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation or regulatory actions, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F of Lloyds TSB Group filed with the US Securities and Exchange Commission for a discussion of such factors.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     September 23, 2003